Offering Statement for Arrive AI Inc. ("Arrive")

Arrive AI Inc. ("Arrive," the "Company," "we," or "us"), a Delaware C-Corp originally incorporated on April 30th, 2020 as Dronedek Corporation, is holding the following offering:

Up to $4,999,994.78 in Common Stock at $13.00 for the entire campaign, with a minimum target amount of $9,998.80.

Offering Minimum: $9,998.80 | **3,571 shares** of Common Stock (minimum already reached at previous share price of $2.80 per share)
Offering Maximum: $4,999,994.78 | **1,042,430 Shares of Common Stock** (183,230 after reverse share split and 859,200 shares sold prior to reverse share split)
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $13.00 for the entire campaign up to the Offering Maximum.
Minimum Investment Amount (per investor): $1,001.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,001.00. The Company must reach its Target Offering Amount of $9,998.80 by **March 14th, 2025** (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of

such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or

results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO

BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:
https://www.arriveai.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Arrive AI Inc.

12175 Visionary Way, Fishers, IN 46038

Eligibility

2. The following are true for PicMii:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
Arrive has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, however they have filed their C-AR after the deadline imposed under Regulation Crowdfunding.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Daniel O'Toole | Chairman and CEO (Primary Position)

Employee Background

Daniel is the CEO of Arrive and is responsible for strategic development and operational execution.

3-Year Work History

Chairman and CEO | Arrive | February 2019 – Present

Other business experience in the past three years:

CEO | Facility Maintenance USA, Inc. | January 2007 – January 2020

CEO/Managing Broker | Striker Realty Group | May, 2016 – Present

Employee Name and Title

John Ritchison | Arrive | Attorney and Secretary

(Primary Role is with Ritchison Law Offices. John Ritchison currently serves 12 hours per week in his role with the issuer)

Employee Background

John is responsible for managing legal affairs of the corporation, particularly the intellectual property (patents, trademarks, etc.)

3-Year Work History

Attorney | Arrive | April 2020 – Present

Secretary | Arrive | April 2020 - Present

Other business experience in the past three years:

Patent Attorney | Ritchison Law Offices | July 2002 – Present

Employee Name and Title

Neerav Shah | Arrive | Chief Strategy Officer and Member of Board of Directors (Primary Role)

Employee Background

Neerav is responsible for innovation and identification of key elements in the autonomous delivery space.

3-Year Work History

Chief Strategy Officer | Arrive | February 2021 – Present

Member of Board of Directors | Arrive | September 2019 - Present

Other business experience in the past three years:

Principal | PRN Associates, Inc. | March 2010 – January 2021

Co-Founder and COO | Aerotronic (Techstars Mobility ’18) | January 2015 – Present

Employee Name and Title

Mark D. Hamm | Arrive | Chief Operating Officer and Member of Board of Directors (Primary Role)

Employee Background

Mark is responsible for working with the CEO to lead the team of high-performing professionals to be efficient, productive and effective.

3-Year Work History

Chief Operating Officer | Arrive | June 2022 – Present

Member of Board of Directors | Arrive | June 2022 - Present

Other business experience in the past three years:

CEO and Co-Founder | Perimeter Aero | January 2021 – May 2022

Founding Partner | Jetavate | July 2011 – Present

Co-Founder and CEO | ProofPort | October 2014 – January 2020

<u>Employee Name and Title</u>

Todd Pepmeier | Arrive | Chief Financial Officer (Primary Role)

Employee Background

Todd is responsible for partnering with the CEO and leadership team to ensure the company has the financial resources needed for growth, implementing effective internal controls and supporting strategic business decisions.

3-Year Work History

Chief Financial Officer | Arrive | May 2023 – Present

Other business experience in the past three years:

Principal/CFO | FocusCFO | May 2023 – Present

Vice President Finance & Accounting | Kinney Group, Inc. | November 2021 – June 2022

CFO | Agilify Automation | March 2018 – August 2021

Associate Vice President, Shared Services | Ascension Health | August 2016 – August 2021

<u>Employee Name and Title</u>

John Gallina | Arrive | Board Member | Chairman of Audit Committee

(John's primary role is retired/consulting. He currently serves 2 hours per week in his role with the Issuer).

Employee Background

John advises on strategic plans and monitoring financial affairs of the Company and serves as Chairman of the Audit Committee.

3-Year Work History

Board Member | Arrive | August 2024 – Present

Other business experience in the past three years:

Executive Vice President, Chief Financial Officer | Elevance Health | 1994 – November 2023

<u>Employee Name and Title</u>

Kevin McAdams | Arrive | Board Member

(Kevin's current primary role is Retired. He currently serves 2 hours per week in his role with the Issuer).

Employee Background

Kevin advises on strategic plans, participating in evaluations, and monitoring financial affairs of the Company.

3-Year Work History

Board Member | Arrive | April 15th, 2022 – Present

Other business experience in the past three years:

VP, Delivery, Retail and Fleet Operations | United States Post Office | May 2, 2016 – December 31, 2020

Employee Name and Title

Bill Stafford | Arrive | Board Member

(Bill's current primary role is with Zeitview. Bill currently serves 2 hours per week in his role with the Issuer).

Employee Background

Bill advises on strategic plans, participating in evaluations, and monitoring financial affairs of the Company.

3-Year Work History

Board Member | Arrive | August 15th, 2022 – Present

Other business experience in the past three years:

Senior Director of Training and Compliance | Zeitview (formerly DroneBase) | April 2024 - Present

Associate Director and Solutions Delivery Manager, Robotics Business Technology | Verizon | January 31, 2022 – April 2024

UAS Advisory Board | Purdue University | November 22, 2019 – Present

sUAS Services Engineer | Skyward (A Verizon Company) | March 22, 2019 – January 31, 2022

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Daniel O'Toole

Securities

24,980,891

Security Class

Common Stock

Voting Power

83.4%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Arrive Mailboxes enable automated delivery of packages, products, food, and more.

Our mailbox-as-a-service enables on-demand, smart, secure, climate-controlled deliveries by couriers, drones, and robots. We are also developing a delivery marketplace. The marketplace sells optimal combinations of delivery times, mailbox space, and related promotions. This prioritizes pizza deliveries during the Super Bowl, carrier deliveries during business hours, and pharmacy at night.

As an early innovator, we have obtained patents that secure our leadership in automated delivery endpoints. It's a huge opportunity whose time has come. We aim to serve the 160 million+ businesses and residents, with US addresses - and later we will serve the globe.

We believe the future of automated delivery mailboxes has arrived in Arrive. As one of the earliest secured drone delivery receptacle patent application filers, we believe Arrive is the future of drone delivery.

Arrive controls the exclusive secured drone delivery smart mailbox patents which we believe is one of the largest undeveloped global market opportunities in the world. Arrive's patents have created a global opportunity that includes every residential and commercial address in the USA.*

* https://www.arriveai.com/patents/

All of the current Patent and patent applications are secured under an exclusive license from the owner/inventor Dan O'Toole (Signed 5/26/2020 and approved under Board Resolution No. 7). Additional IP including patents, derivatives, and trademarks from Dan O'Toole ("stockholder") for Arrive Corporation are included in this Exclusive License. The license renews automatically (Part 7 of the license). Future Intellectual Property rights for pending applications of the corporation are protected by IP agreements with its employees and contractors as work-for-hire persons assigning their rights directly to the corporation.

Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is to be paid. Accordingly, for the years ended December 31, 2023, 2022 and 2021, the Company recorded licensing fee costs in the amount of $120,000. For the year ended 2020, the Company recorded licensing fee costs in the amount of $70,000, respectively. For the nine months ended September 30, 2024, the Company recorded licensing fee costs in the amount of $90,000.

Competitors and Industry

Industry

We believe the total addressable market for Arrive is the 163 million addresses serviced by the United States Postal Service (source: https://facts.usps.com). Even at

$100 per address, this opportunity represents tens of billions of dollars in opportunity.

Competition

Our competitive advantage is Arrive's intellectual property patents which provide the company with the first position in the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks.

Our aggressive sales and marketing campaign in the target markets, supported by a national branding campaign over the patent life through 2036 will support Arrive's first-in-market leading smart mailbox drone receptacle.

The competition (Amazon, UPS, FedEx, and other logistics players) may attempt to enter the market, but Arrive's patents will help protect our delivery system advantage. In addition, companies such as Valqari and Airbox are still looking for business models that don't infringe on our IP.

Current Stage and Roadmap

Current Stage

Arrive is presently pre-revenue. The financing and capitalization of the organization is the next step. We anticipate that this funding round will help us accelerate prototype development and test marketing with an initial limited production run for product development and identification of sourcing partners and manufacturers.

Future Roadmap

Arrive's Go live launch service offering/revenue phase will follow the 6 to 18- month pre-revenue phase.

Arrive's go-live revenue subscription phase includes sales and marketing of residential and commercial addresses in targeted geographical markets. Subscription service provides the last mile solutions for drone delivery and other unmanned autonomous vehicle delivery, conventional delivery, food, beverage, medical and pharmaceuticals, and other general parcels.

Implementation and go live for the early adapters in strategic markets includes medical and college campuses to build early penetration of adapters clusters.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Any Valuation At This Stage is Difficult to Assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary

closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

Drones and our drone receptacles are subject to substantial regulation under federal, state, and local laws. Federal regulations include those of the Federal Aviation Administration, such as certifications for logistics companies. These laws are subject to change. To the extent the laws change, or if we introduce new delivery systems in the future, some or all of our products may not comply with applicable federal, state, or local laws. Further, certain federal, state, and local laws and industrial standards currently regulate the operation of drones. Although standards for drones are not yet generally available or accepted as industry standards, our products may become subject to federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

Terms of Subsequent Financings May Adversely Impact Your Investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering. It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Arrive product. Delays or cost overruns in the development of our Arrive or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

This offering involves "rolling closings, which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that the escrow agent disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the n1arketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have n1uch better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits

We have a limited operating history on which you can evaluate our business. Our corporate entity has only existed since 2020, and many members of our management team are new to their positions. As a result, our business may be subject to many of the problems, expenses, delays, and risks inherent in the growth of a new business and the integration of key personnel and infrastructure.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns THREE trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. In addition, we have pending patent approvals that may be vulnerable. We license the patents and IP from our founder and CEO, Dan O'Toole. These patents are material to our business.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ARRIVE or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ARRIVE could harm our reputation and materially negatively impact our financial condition and business.

Execution Risks

ARRIVE requires a comprehensive organization and company infrastructure development including departmental support from sales, marketing, installation, customer service, technical, regulatory, human resources, accounting and legal to execute its business plan which may occur slower than anticipated. John Ritchison is a part-time officer. As such, it is likely that the company will not make the same progress as it would if they were not.

Lack of availability of components could adversely impact operations

Lack of availability of components for our drone delivery systems could delay or adversely impact our operations. We rely on components, materials, and component parts that are subject to occasional shortages depending on fluctuations in supply and demand and current issues in the global supply chain. Shortages may result in delayed shipments of materials, increased costs, or both.

We may not be able to effectively manage our growth

As we grow our business, slower growing or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in research and development and sales and marketing, expand our operations and infrastructure, design and develop or acquire new products, and enhance our existing products. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Offering

Minimum Amount of the Securities Offered	3,571.00
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	29,109,979
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	1,042,430
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	29,293,029
Price Per Security	$13.00
Minimum Individual Purchase Amount	$1,001.00
Offering Deadline	March 14th, 2025
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

PicMii ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3.50% of the value of the securities sold through Regulation CF. The issuer is also responsible for all transaction fees and fees associated with escrow. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,998.80 and $4,999,994.78 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,998.80, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Platform Fees	3.5%	$349.96	3.5%	$174,999.94
Marketing	13%	$1,299.84	13%	$649,999.77
Research and Development	53.5%	$534.94	53.5%	$2,674,999.06
Company Employment	20.0%	$1,999.76	20.0%	$999,999.65
Operations	3.0%	$299.96	3.0%	$149,999.95
Working Capital	7.0%	$699.92	7.0%	$349,999.88
Total	**100%**	**$9,998.80**	**100%**	**$4,999,998.25**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $4,999,994.78 in Common Stock at $13.00 for the entire campaign, with a minimum target amount of $9,998.80.

Offering Minimum: $9,998.80 | **3,571 shares** of Common Stock (minimum already reached at previous share price of $2.80 per share)
Offering Maximum: $4,999,994.78 | **1,042,430 Shares of Common Stock** (183,230 after reverse share split and 859,200 shares sold prior to reverse share split)
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $13.00 for the entire campaign up to the Offering Maximum.
Minimum Investment Amount (per investor): $1,001.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,001.00. The Company must reach its Target Offering Amount of $9,998.80 by **March 14th, 2025** (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Material Rights:

Material rights including distribution and preference rights for Shareholder rights are defined and controlled under the Delaware State Law. The Company's Bylaws and Articles of Incorporation (and amendments) do not expand those current shareholder rights beyond the state statutes. Amendments or resolutions to any rights of the shareholders are determined and controlled under Article VI, Par 9.

Any dividends declared and paid are to be determined by the Board of Directors under Art VI, Par 7. The Board of Directors is nominated by a current board and elected yearly at the annual meeting with one vote allotted per share of con1mon stock (Bylaws Art 1). Interim Board

Member changes are made by the current Board until action at the next annual meeting. The last shareholder meeting was May 15, 2022.

As a pre-revenue company, to date, no dividends have been declared or paid. Arrive does not expect to declare a dividend in the near future.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

As described in the Company's Bylaws (See Exhibit E), stockholders are granted one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation. Each stockholder is entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal

equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	200,000,000	29,109,979	614,704	N/A	Yes.

*The total number of shares outstanding on a fully diluted basis, 29,109,979, includes 29,109,979 shares of Common Stock shares and does not include 227,549 shares of Common Stock Warrants and 614,703 reserved options of common stock.

*The Company has issued 227,549 shares of Common Stock warrants. They were granted to five investors as follows: 62,500 shares were issued on March 21, 2021. 65,000 were issued on May 11, 2021. 35,715 were issued on June 8, 2022. 43,774 were issued on April 29, 2024. 20,560 were issued on September 10, 2024.

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No, the only security the issuer has authorized and outstanding is Common Stock.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Pre-Money Valuation: $378,429,727

This valuation is a function of successfully raising funds, over multiple rounds, over multiple years, while exceeding investor expectations by delivering an ongoing series of valuable and de-risking milestones along the way.

Our assets and achievements include:

1. An industry-leading position in IP/patents, much like Qualcomm's in cellphone technology

2. The design, manufacture, and deployment of two generations of smart mailboxes with customers and partners.

3. The current development of our third-gen mailbox system and marketplace will be operationalized at scale.

4. We have grown our team and board with more industry expertise, knowledge, and ability to execute

5. Most recently, a multi-week automated and courier delivery pilot with the US Post Office, Uber Eats, Doordash, McDonald's, and other local retailers, businesses, and restaurants.

6. Acknowledged Market leader/brand in smart automation mailboxes – working with many drone, robotic, retail, and other players in automated delivery

Many industry counterparts, who are also pre-revenue, have 9-figure and 10-figure valuations. As leaders in drones, robotics, autonomy, and drone services they will benefit from the largest change in e-commerce since the internet - like we do. E- commerce on-demand - to your door or business - is a world-economy-changing opportunity.

It's now acknowledged that an automated delivery supply chain will have limited success without a secure, smart, climate-controlled receptacle like Arrive's. Our valuation reflects the fact that we are an indispensable component of the last mile of automated deliveries by drones, robots, autonomous vehicles, and couriers from the likes of Uber Eats, UPS, and Walmart.

Initially, we will be targeting a single-digit percentage of the US market with our mail- box-as-a-service and automated-delivery marketplace (which enables scheduling, space reservation, and promotion for automated deliveries). Our business model is designed to deliver annual recurring revenue in the billions. If we value our business with the same timeframe and industry potential that our comparable are valued with, its easy to see why future-looking investors, seeking the next Amazon or Google, have made investments in the building blocks of tomorrow's automated logistics and delivery industry at our prior levels of valuations. For Arrive, a single-digit percentage of just the 160 million plus US addresses represents a recurring revenue opportunity measured in the billions over the next decade.

Publicly-disclosed valuations of the following comparable companies include:

• Joby Aviation: Raised a $100M Series B in February 2018 at a valuation of $350M. The company is pre-commercial.

• Nuro: Raised a $600M Series Din November 2021 at a valuation of$8B. The company is pre-commercial.

• Zipline: Raised a $250M Series E in June 2021 at a valuation of $2.5B. The company remains in the pilot stage in the U.S. but offers autonomous delivery in Rwanda and Ghana.

Our competitive advantage is Arrive's intellectual property patents which provide the company with the first position for the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks.

Arrive patents: https://www.arriveai.com/patents/

Patent 1 https://patents.google.co1n/patent/US9840340B2/en?oq=9%2c840%2c340

The Company set its valuation internally without a formal-third party independent evaluation.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), considering inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or

Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Ally Financial	$21,122	6.99%	February, 2027

24. What other exempt offerings has the Company conducted within the past three years?

- **Name: Common Stock sold on August 31st, 2021**

  Type of Security Sold: Common Stock

  Final Amount Sold: $3,475,944.00

  Number of Securities Sold: 729,531

Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

Regulatory Exemption: Regulation Crowdfunding

- **Name: Common Stock sold on August 26th, 2022**

  Type of Security Sold: Common Stock

  Final Amount Sold: $3,758,259.83

  Number of Securities Sold: 629,286

  Use of Proceeds: Working Capital

  Regulatory Exemption: 506(c)

- **Name: Common Stock sold on July 10th, 2023**

  Type of Security Sold: Common Stock

  Final Amount Sold: $1,270,405.72

  Number of Securities Sold: 120,397

  Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

  Regulatory Exemption: Regulation Crowdfunding

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

Related Party Transactions:

Name of Entity: Daniel O'Toole

Relationship to Company: 20% Owner

Nature/ amount of interest in the transaction: On May 26, 2020, the company entered into an agreement with a stockholder of the company (the founder) for the use of a patent.

Material Terms: Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is to be paid. Accordingly, for the years ended December 31, 2023, 2022 and 2021, the Company recorded licensing fee costs in the amount of $120,000. For the year ended 2020, the Company recorded licensing fee costs in the amount of$70,000.

Name of Entity: Striker Property Group LLC

Names of 20% owners: Daniel O'Toole

Relationship to Company: Officer

Nature/ amount of interest in the transaction: Striker Property Group is Owned by Daniel O'Toole, Arrive's CEO. The company rents a warehouse from Striker.

Material Terms: The rent is $2,250 a month and the lease is on a month-to-month basis.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Overview

Our current monthly burn rate is approximately $200,000/month, with zero revenue. Based on our current cash on hand as of September 30, 2024, this represents approximately 6 weeks of operating expenses notwithstanding any new capital inflows. Our plan is to go operational in 2025.

Bridge Years 2023-25

The Company has successfully raised funds from crowdsourcing, averaging $117,000 per month in 2023, and $175,000 per month in 2024. Additionally, direct, accredited investment has averaged $36,000 and $79,000 per month over those same periods

We aim to be operational with at least 300 units installed by end of 2025.

Foreseeable major expenses based on projections:

The foreseeable major expenses based on projections include the following: Research & Development; Pilots/ Product Development; Test market identification and rollout; and Legal/ Intellectual Property.

Future operational challenges:

Future operational challenges include the following:

- Iterative development of product, customer pilots, and operations rely heavily on continuous learning and co-creation with customers. They inherently contain learning and risk. The goal is to de-risk the business as product-market-fit and milestones for scaling are achieved.
- The pace of market adaptation and customer penetration.
- Collaboration with key customers, technology providers, professional service providers, and channels

Future challenges related to capital resources:

Future challenges related to capital resources include access to continuing funding sources and raising on the platform as 1nanagement executes the business plan.

Future milestones and events:

Future milestones and events that will significantly impact the company financially include the following:

- Marketing penetration
- Sales penetration
- Customer service support
- Product installation
- Development of key customers, technology providers, professional service providers and channels

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Arrive had approximately $292,000 of cash on hand as of September 30, 2024. The Company has no existing lines of credit. We will likely require additional financing in excess of the proceeds from the current offering.

The funds from this campaign are critical to the company's operations and will allow the company to launch its business plan. These funds will provide the necessary capital to operate and execute its plan until the next fundraise.

Should Arrive meet its minimum funding target, the projected runway is 10 months. If the maximum is raised, Arrive would expect to operate for approximately 3 years and would have the flexibility to accelerate the pre-revenue phase with the appropriate growth. The objective is to become revenue-producing by the end of 2024 or early 2025.

The Company is actively pursuing other opportunities in the market that may provide additional sources of capital. We do not have the ability to make mandatory capital calls from existing investors.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading**

Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:

1. **Association with an entity regulated by such commission, authority, agency or officer?**
2. **Engaging in business of securities, insurance, or banking?**
3. **Engaging in savings association or credit union activities?**

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to**

constitute a scheme or device for obtaining money or property through the mail by means of false representations?

PicMii answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Audited Financial Statements (See attachment to Form C)

Exhibit B

Offering Page

Last Day

Arrive

Arrive AI enables the smart, secure, seamless exchange of goods and packages between people, robots, and drones for the last inch of the last mile. AI and automation are determining winners and losers for whole industries. Our patented Arrive Point technology powers a smart Mailbox-as-a-Service (Ma ...

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Invest Now

This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



THE GATEWAY IN EVERY HOME AND BUSINESS
01:51

arriveai

Raised $3,057,080

Days Left Last Day

Launch — $9,998.80 Min — $4,999,994.78 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Arrive is revolutionizing last mile delivery with smart mailboxes and a Mailbox-as-a-Service (MaaS) platform. Our patented technology integrates seamlessly with a variety of delivery services, including traditional drivers, ground robotics, and aerial drones. This makes it possible for us to provide smart and secure delivery solutions for businesses and residences of all sizes.

Our mission is to redefine the last mile delivery experience, making it more efficient and convenient for everyone. The future of automated last-mile delivery depends on smart, secure, and seamless exchanges of packages, goods, supplies, food, and medicine between people, robots, and drones. Our MaaS platform provides the frictionless exchange points that make these new automated logistics services possible.

Arrive at the future of last mile autonomous logistics, now.



Leadership in Autonomous Logistics Operations
will determine who wins and loses in the future

REASONS TO INVEST:

1. Autonomous logistics is a reality now, ARK Invest projects 6.5x savings by robotic delivery and 22x savings by drone delivery.
2. Arrive is ensuring the last inch of the last mile is smart and secure for automated delivery and pickup.
3. Long-term investors can get in on the ground floor now, with Arrive.



Autonomous Vehicles Could Lower Costs Across The Supply Chain
According to ARK Invest research, autonomous vehicles should operate at higher utilization rates than human-in-the-loop systems, creating more cost-effective delivery systems for small volumes in the last mile.
Average expected savings:
~2x for autonomous electric trucks
~22x for autonomous drones
Truckload Delivery Cost (Per Ton-Mile)
Local Batch Delivery Cost (Per Trip)
Local Small Item Delivery Cost (Per Trip)
Rolling robots should enable inexpensive and convenient delivery, reshaping consumer shopping habits.

Autonomous Delivery has Arrived

Security Type:
Equity Security

Price Per Share
$13

Shares For Sale
1,042,430

Post Money Valuation:
$380,809,377

Investment Bonuses!
None.

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
March 14, 2025

Minimum Investment Amount:
$1001

Target Offering Range:
$9,998.80-$4,999,994.78

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission


Autonomous Delivery has Arrived
Drone Delivery
Notable Statistic
Regions Served
zipline
Robotic Delivery
Notable Statistic
Regions Served
STARSHIP
fetch
arrive

BUSINESS SUMMARY:


The Last Inch of the Last Mile™
arrive
Secure
Smart Notifications
Chain of Custody
Climate-Assist
Cradle-to-Cradle Design
Async Automated
Tri-Modal Exchange
360° Observation
AI/ML Smart
Arrive Point
(Business & Residential)
Arrive Bank
Arrive Bank
Arrive Package Tower
Apartments & Multi-tenant
Arrive Go
Trucks, Boats, RVs, Campers

Problem

The last mile is the most expensive and challenging part of delivery and pickup logistics operations. Theft, damage, missed deliveries, and other inefficiencies are straining conventional logistics, and the exponential rise of e-commerce and on-demand deliveries has made problems worse.


INDUSTRY PROBLEMS & PAIN POINTS
arrive
Porch Pirates & Package Theft
Lost Goods & Services
Errors & Mis-shipments
Higher Enviro-related Costs
In-Person Receipts

Solution

Industry leaders, such as Walmart, Amazon, UPS, FedEx, USPS, are transforming their operations and customer experiences with innovative autonomous logistics and automated solutions. Arrive is empowering this transformation to autonomous logistics by solving the pain points of an automated last mile, with a MaaS platform that facilitates the smart, seamless, and secure exchanges of packages and goods between people, robots, and drones.


SOLUTIONS & OPPORTUNITY
arrive
Savings
Delivery Traffic Decongestion
State-of-the-Art Security
Climate-Assisted
Greener


Autonomous Logistics = Operational Transformation
Conventional Logistics
Autonomous Logistics
Centralized
Decentralized
Scheduled
On-demand
Asset-intensive
Asset-light
Labor-centric
Data-centric
Costly
Commodity
Economic Order Quantity
Convenient Order Quantity

Business Model

Arrive's smart and secure Mailbox-as-a-Service platform uniquely serves residences, businesses and campuses for people, robots, and drones to deliver packages, mail, medications, and food.



AUTOMATED DELIVERY MARKETPLACE (ADM)
MAILBOX-AS-A-SERVICE (MAAS)
+
RECURRING SUBSCRIPTION REVENUE
MONETIZATION OF AI/ML DATA INSIGHTS
OPERATIONAL PLATFORM FEES
BUSINESS MODEL
arrive

Business Model

We have three primary revenue sources:

1. MAILBOX-AS-A-SERVICE (MAAS) RECURRING REVENUE SUBSCRIPTIONS: This is a subscription service that provides businesses and consumers with mailboxes. The fee is low and covers all of the costs associated with owning and maintaining a mailbox, such as hardware, software, support, maintenance, un/installation, and financing. This is a convenient and affordable way for businesses and consumers to get the mailboxes they need without having to worry about the upfront costs or the hassle of maintenance.

2. DATA MONETIZATION VIA INSIGHTS GENERATED BY ML/AI: We generate unique transactional, performance, logistical, and locational data that we can use to generate insights and opportunities for our customers, partners, and our own operations. For example, we can use this data to help businesses optimize their delivery routes, improve their customer service, and make better marketing decisions. We can also use this data to develop new products and services.

3. OPERATIONAL PLATFORM FEES: Our Automated Delivery Marketplace (ADM) platform schedules arrival and departure times, optimizes mailbox space, and delivers real-time data and notifications. This allows our partners to make real-time value-based trade-offs, such as placing a premium on the ability to deliver food during a major sports event or at dinner time. Our Mailbox Financing Exchange (MFE) platform also enables financiers, business partners, and automation operators to share the cost of MaaS.

Products



Smart Mailbox-as-a-Service (MaaS) Platform
arrive
A simple, flexible, pay-as-you-go, all-in-one service platform with various service models to fit all business or residential needs
Installation
Support
Software Platform
Data
AI/ML insights

1. Arrive Point

The Arrive Point is a smart and secure mailbox that enables the frictionless pickup and delivery of packages in autonomous delivery networks (ADNs) between people, robots, and drones.



Arrive Point
The Arrive Point is our flagship product, focused around comprehensive package protection with a wide range of features to make your logistics and package management easier.
These automated cross-docks, often called smart mailboxes, offer real-time notifications, climate-assist to maintain optimal cargo bay temperatures, and digital signature capabilities with a complete chain of custody.
arrive

2. Arrive Bank

The Arrive Bank is a collection of co-located Arrive Points working together within autonomous delivery networks (ADNs) to handle greater capacity.



Arrive Bank
The Arrive Bank is a system of interconnected Arrive Points that work in harmony to offer a larger solution for customers needing more capacity than one smart mailbox acting as a network.
Offering all the same features as Arrive Point plus enterprise support, the Arrive Bank offers a scalable and adaptable solution for businesses of any size.
With the Arrive Bank, you can manage multiple packages simultaneously and easily track your deliveries and pickups with real-time notifications and archival data.
arrive

3. Arrive Convey

The Arrive Convey automates package movement between Arrive Points and buildings using an enclosed conveyor system.



Arrive Convey
The Arrive Convey is a special configuration for larger enterprises that allows Arrive Points to feed a conveyor belt to move packages between Arrive Points and the enterprise's facility.
With the Arrive Convey, you can automate your entire package management system, unlocking deliveries and pickups from Arrive Points in and out of buildings using an integrated conveyor, especially useful for higher-volume medical operations, labs and hospitals, warehouses and fast-food restaurants.
arrive

4. Arrive Package Tower

The Arrive Package Tower accommodates a higher volume of deliveries and pickups between Arrive Points and the "package tower" through an internal carousel mechanism.


Arrive Package Tower
The Arrive Package Tower is a multi-tenant solution designed for business campuses, apartment buildings, and other similar settings. It offers a state-of-the-art package management solution that is both convenient and secure, providing your tenants, customers, or team with an exceptional experience.
The larger capacity can accommodate a higher volume of deliveries and pickups between Arrive Points and the "package tower" through an internal carousel mechanism. This configuration ensures that packages are safely shuffled internally, enabling drone, robotic, and manned deliveries and pickups, all from a single multi-tenant solution.
arrive

Artificial Intelligence (AI) and Machine Learning (ML) Insights:

There are four types of machine learning (a form of AI):

1. Classification
2. Prediction
3. Interpretation
4. Generation

As our distribution and density of units installed grows, our platform will be able to supply the data necessary to employ various types of AI/ML for increased value, delivery and revenue throughout our ecosystem of partners, services, and customers.


Arrive and AI
arrive
Further areas where we may employ ML/AI as part of our Mailbox-as-a-Service (MaaS) platform:
Delivery
Pickup
Users
Environment
Autonomous Logistics

Further areas where we may employ ML/AI as part of our Mailbox-as-a-Service (MaaS) platform:

1. Delivery
- Classify packages into different sizes to maximize space efficiency.
- Predict when packages are likely to be delivered to reserve inventory space or deliverytimes in advance.
- **Benefit:** Improved delivery efficiency and reduced package theft.

2. Pickup
- Classify packages into different categories of reverse logistics to determine the best networks, economics, and means of pickup.
- Predict when returns are likely to be picked up to optimize space management and prevent returns from being left too long.
- **Benefit:** Reduced costs and improved customer experience.

3. Users
- Classify users into different categories to personalize the experience for users and for the delivery and pickup networks and autonomous logistics they are served by.
- Provide more information about users' packages and when they are likely to use the mailbox to optimize provider and user experiences and reduce wait and cycle times.
- **Benefit:** Improved user satisfaction and reduced costs.

4. Environment
- Classify environmental conditions to optimize delivery and pickup performance, schedules, and experience.
- Alert users to potential problems, such as packaging and packages that may be put at risk by changing temperature or overly long exposure to extreme temperatures.
- **Benefit:** Reduced environmental impact and improved customer experience.

5. Autonomous logistics
- Generate new or alternative routes for autonomous delivery vehicles based on a combination of environmental factors, user behavior, and mailbox space availability.
- Improve the efficiency of delivery operations, customer experience, and reduce the environmental impact of delivery vehicles.
- **Benefit:** Improved delivery efficiency and customer experience, reduced costs, and reduced environmental impact.

These are just a few examples of how AI and ML may be used in Arrive smart and secure mailboxes. As we increase our installed-units footprint and as ML algorithms become more sophisticated, we can expect to see even more innovative applications of ML in Arrive smart mailboxes in the future that will accelerate growth and revenue potential.

Traction & Customers

FIELD-TESTED: Our solutions have had numerous demonstrations and field tests conducted with first and second generation products across a range of delivery scenarios including manned, robotic, and drone deliveries.

In August of 2022, we launched our first pilot program in Lawrence, Indiana. This multi-week, multi-unit pilot included the world's first delivery of First-Class mail by a traditional ground carrier to an Arrive smart mailbox, and was featured both locally and nationally. Pilot participants beyond USPS included DoorDash, McDonald's, Culver's, UberEats, and other local businesses. (Source 1; Source 2)



STRATEGIC PARTNERSHIPS: The company has announced strategic partnerships with a number of leading companies in the technology and logistics industries across its smart MaaS ecosystem, including Hush Aerospace (source), HEI Integrated Systems (source), Joule Case (source) and A2Z Drone Delivery (source).

GROWING DEMAND: Arrive has received significant interest from investors, partners, and customers. We are confident that Arrive can be the leading provider of secure, autonomous last mile delivery solutions in the years to come.

LOOKING AHEAD: We envision our smart mailbox solutions being at the center of your daily interactions with food, mail, and packages. We aim for our devices to be funnels to the last mile, in that piece of real estate where every delivery starts or ends. We feel that a successful capital campaign could allow us to accelerate research, ramp up development, increase operations, expand our marketing, and continue to grow our team.


arrive

Market Projection

Key Market Findings:

1. There are an estimated 165 million addresses serviced by the United States Postal Service. Even at $100 per address, this opportunity represents tens of billions of dollars in opportunity.
2. 91% of the 100+ million items shipped daily are 5 pounds or less making them "drone deliverable"


Walmart and DroneUp expanding drone delivery to 6 states, 4 million people
Major rollout of services comes after successful trials at locations in Arkansas
Wing Launches the Automated Wing Delivery Network, with Autoloader for Curbside Pickup [VIDEOS]
Miriam McNabbMiriam McNabb is the Editor-in-Chief of DRONELIFE and CEO
Walmart
DroneUp
Zipline drone delivery just got a massive upgrade
Company's next-generation Platform 2 will enable 10-mile deliveries in 10 minutes
zipline
Wing
All logos and wordmarks are registered trademarks of their respective companies.

Growth Strategies

Smart mailboxes for the automated and frictionless exchange of packages and goods between people, robots, and drones are a promising new emerging market and category of technology, validated by customer interest and new competition. To obtain sustainable advantageous growth we are employing proven strategies, platform thinking, and playbooks for bringing new technologies to market.

Planned Progression

While many have envisioned a future of pervasive automated delivery and pickup mailboxes available everywhere, the challenge is how to get there. No single organization or use case has provided sufficient return on investment ("ROI") for deploying last mile automation and smart mailboxes that are distributed everywhere. It is evident that it will take a planned progression of multiple business models, operators, and locations that can together provide justifiable ROI for an ecosystem of interconnected automation, smart mailbox, and business stakeholders. Businesses, technology providers, operators, consumers, and communities will all need to develop interdependent and compelling business cases to meet customer needs in a phased approach. Each with automated drone and robot delivery and pickup with our mailbox platform to provide smart, secure, and seamless exchanges. This phased approach to ultimate ubiquity of automated services informs our phased approach for going-to-market as well.

We believe an initial focus on Medical Operation, first on medical campuses and later growing to their extended networks for doctors, clinics, pharmacies and more, will provide a successful and profitable growth path towards more ubiquitous availability of automated delivery and pickup. By focusing initially on the delivery and pickup of lab samples, medicine and supplies on medical campuses and then reaching out to their local networks of medical business partners, we can build the requisite foundation and ROI for then further spreading smart mailboxes into communities and other use cases for automated delivery like food, goods, and services. If we were instead to start with the automated delivery of delivery of food, goods, and services, as many automation companies and retailers have, the requisite ROI and margins for automated operations and the business models is too low to support the growth of a collective ecosystem of partners – which to-date has been unable to justify the massive investment necessary. There may be some exceptions by the largest players like Walmart, but for our company and others, starting with automation in medical ops and then progressing over time to more businesses and areas, and ultimately culminating in consumer residential markets, makes the most sense.


"There is no doubt that everyone will be impacted by autonomous technology at some point; it's just a matter of when it will reach them."
Dan O'Toole
Chairman & CEO
arrive

Begin with a Beachhead

The order of growth for our go-to-market and ROI starts with a beachhead in medical operations and large assisted living communities.

It's a proven playbook/strategy now, first described in Geoffrey Moore's, "Crossing the Chasm", to approach the early market within niche markets that can be well-served before moving to the next adjacent market. We have begun our go-to-market by serving the needs of two associated and synergistic markets in medical operations and large assisted living communities. By solidifying our position in these markets first it allows us to obtain a profitable foundation and more learning to navigate a path forward to other markets and networks of value.

Medical Operations

We define medical operations as hospitals, medical campuses, and laboratories with associated networks of doctors and clinics. By starting with hospitals, medical campuses, and laboratories we can prove the value and ROI of better patient outcomes and operational efficiencies by employing our smart mailboxes across a portfolio of valuable use cases:

A. Weekend, off-hour, and holiday lab sample deliveries and pickups when staffing is much lower. This begins with immediate improvements in the time-sensitive receiving, notification, and routing of courier lab sample deliveries, which will be improved with automated drone delivery and robotic pickup.

B. For hospitals and labs that are already navigating the use of robots and drones, we can make exchanges of supplies, medicine and samples between buildings more smart, secure, and seamless – eliminating the friction of handoffs and optimizing the utilization/ROI of personnel, robots, and drones as a smart cross-dock and exchange point.

C. Lab samples may require rare or costly tests, and surgeries may require specific or rare medical kits that are difficult to maintain an inventory for at every location. Our smart mailboxes can serve as an external, dynamic, JIT supply closet to maximize the ROI on rare inventory while supporting better availability and outcomes.

D. Leading medical operations are at the cutting edge of formulating custom just in time ("JIT") treatment protocols that can require couriering specialty custom medicines between multiple facilities. Our smart mailboxes can provide a foundational network for optimizing courier and utilization for more reliable inventory and drug movement/re-positioning.

E. Similarly, prescription, biologics, and sample delivery networks that extend beyond the medical campus to networks of doctors and clinics can benefit from improved cycle times, notifications, climate control, security, and chain-of-custody capabilities of our Smart Mailboxes.

Large Assisted Living Communities

Second, we are simultaneously pursuing large, assisted living communities ("LALC"), where there is already a history of consolidating mail, package, prescription, and food delivery for a large dependent community. For LALC we can help introduce and improve the smart, secure, and seamless automated exchange of packages, goods, supplies, food, and medicine between people, robots, and drones. By placing banks of our smart mailboxes beside existing walls/banks of US Postal Mailbox we can expedite courier deliveries and residence convenience as a foundation, followed by automated drone and robotic deliveries and ultimately robotic pickup and delivery to residence front doors. Logistics services, whether leveraging automation or not, prefer delivering to a few locations that have banks of smart mailboxes which are convenient for residents and will ultimately support automated transfers to their front doors if desired.

Platform Design

We are also employing platform thinking and strategies in our product and market relationships. What do we mean by a platform? At the highest level, a platform is a group of technologies, data, processes, standards, licensing, and business operations/rules that are developed as a collective system and foundation upon which an ecosystem of stakeholders, comprised of businesses, consumers, and investors, can interoperate a share in the profits and benefits of collectively serving a market better than they can do alone or by narrow vertical integrations. It provides a market-driven foundation for multiple, interdependent, stakeholders to collectively supply and consume value more efficiently – like an ecosystem – for a given market opportunity. An example is Apple's iPhone, app store, chips, operating system, and developer resources together form a platform for multiple independent developers, consumers, suppliers, accessory makers, and others to serve Apple's iPhone customer/community base. Similarly our Mailbox-as-a-Service creates a common foundation for many independent businesses, carriers, automation operators, technology providers to partner in deploy solutions, services, and business models for an evolving set of end-customer needs in last-mile logistics and automated business operations marketplace.

1. Our **Automated Delivery Marketplace (ADM)** software provides platform services to multiple partners and automation operators for scheduling arrival and departure times at our mailboxes (and other locker boxes), optimizing space/inventory utilization of each mailbox, and delivers important real-time location and transaction data and smart notifications, like weather, restrictions, mailbox status, package statuses, and observable automation obstructions upon which our customers rely. Allowing our partners to inter-operate in environments with other providers, and to make real-time value-based trade-offs like placing a premium on the ability to deliver food during a major sports event or at dinner time, versus the ability of a carrier to schedule and guarantee delivery at multiple mailboxes on a specific route at a specific time for operational efficiency and margin.

2. Our **Mailbox Financing Exchange (MFE)** platform partner financiers, businesses, and automation operators to dynamically share and sponsor the cost of Mailbox-as-a-Service between themselves and for end-customers. For example, if a consumer is a loyal Walmart customer, uses DoorDash regularly, and orders prescription deliveries from CVS, these three partners can easily recognize and split the monthly tab together for this important customer's smart mailbox to further their loyalty, sales, and usage.

Mechanics of the Company's Go-to-market

Since we are bringing a complex mix of hardware, software, and machine learning to market within our Smart Mailbox-as-a-Service Platform, for larger medical and assisted living operations and enterprises, our initial go-to-market is similar to a SaaS enterprise sale. We will be reliant on a direct consultative sales model in the early market in which marketing provides leads. We will lean heavily on meeting medical leaders where they congregate and on providing valuable research and content on how to use a smart mailbox-as-a-service platform for the smart, simple, and seamless exchange of supplies, medicine, lab samples, and more between people, robots, and drones within medical operations, campuses, and networks of doctors, clinics, pharmacies, and suppliers.

We will also be working closely with drone and robotic technology providers and operators to coordinate and bring turnkey "whole solutions" to our medical operations and assisted living target markets.

Our initial emerging market will consist of sales to the most innovative and strategic medical operations. We will be collecting data to analyze the success, ROI, and results from early sales customer cohorts to determine the right features, product roadmap, and growth path to expand beyond our early innovative bellwether customers, as we aim to grow into a more mainstream market of early adopters.

According to our findings, trends are showing families and businesses order more online today more than ever. We believe there cannot be large-scale autonomous delivery programs of any kind without Arrive smart receptacles in the ecosystem.



Smart MaaS Solutions Configured To Your Needs
Markets Served:
B2C
Residential
Apartments/Multi-tenant
Retirement Communities
Assisted Living
Rural Exchange Points
Municipalities
B2B
Medical Campus
Academic Campus
Retailers
Strip Malls
Clinics & Doctors Offices
Warehouse-to-Consumer
Fast food infrastructure
Grocery infrastructure
Arrive Point
Ground Robotic Delivery
Drone Delivery
Carriers, Couriers, 3PLs
Learn more at https://arrive.tech
arrive

Competition

Our competitive advantage is Arrive's intellectual property patents which provide the company with the first position in the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks. Our aggressive sales and marketing campaign in the target markets, supported by a national branding campaign over the patent life through 2036 will support Arrive's first-in-market leading smart mailbox drone receptacle.


"We're fully committed to driving innovation and shaping the future of resilient and sustainable smart city technologies. By showcasing our technologies and solutions, we're demonstrating future infrastructures needed to meet the evolving needs of businesses and communities worldwide."
Dan O'Toole
Chairman & CEO

The competition (Amazon, UPS, FedEx, and other logistics players) may attempt to enter the market, but Arrive's patents will help protect our delivery system advantage. In addition, companies such as Valqari and Airbox are still looking for business models that don't infringe on our IP.


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Investors

Arrive has previously crowdfunded over $8,504,609.55. This includes previous Reg D and Reg CF offerings, and offerings conducted on other platforms and on different terms from the current offering:

Name: Common Stock sold on August 31st, 2021
Type of Security Sold: Common Stock
Final Amount Sold: $3,475,944.00
Number of Securities Sold: 729,531
Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.
Regulatory Exemption: Regulation Crowdfunding
Name: Common Stock sold on August 26th, 2022
Type of Security Sold: Common Stock
Final Amount Sold: $3,758,259.83
Number of Securities Sold: 629,286
Use of Proceeds: Working Capital
Regulatory Exemption: 506(c)
Name: Common Stock sold on July 10th, 2023
Type of Security Sold: Common Stock
Final Amount Sold: $1,270,405.72
Number of Securities Sold: 120,397
Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.
Regulatory Exemption: Regulation Crowdfunding

Terms

Up to $4,999,998.25 in Common Stock at $13.00 for the entire campaign, with a minimum target amount of $9,998.80.

Offering Minimum: $9,998.80 | **3,571 shares** of Common Stock (minimum already reached at previous share price of $2.80 per share)
Offering Maximum: $4,999,994.78 | **1,042,430 Shares of Common Stock** (183,230 after reverse share split and 859,200 shares sold prior to reverse share split)
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $13.00 for the entire campaign up to the Offering Maximum.
Minimum Investment Amount (per investor): $1,001.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $',001.00. The Company must reach its Target Offering Amount of $9,998.80 by **January 24th, 2025** (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Material Rights:

Material rights including distribution and preference rights for Shareholder rights are defined and controlled under the Delaware State Law. The Company's Bylaws and Articles of Incorporation (and amendments) do not expand those current shareholder rights beyond the state statutes. Amendments or resolutions to any rights of the shareholders are determined and controlled under Article VI, Par 9.

Any dividends declared and paid are to be determined by the Board of Directors under Art VI, Par 7. The Board of Directors is nominated by a current board and elected yearly at the annual meeting with one vote allotted per share of con1mon stock (Bylaws Art 1). Interim Board Member changes are made by the current Board until action at the next annual meeting. The last shareholder meeting was May 15, 2022.

As a pre-revenue company, to date, no dividends have been declared or paid. Arrive does not expect to declare a dividend in the near future.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Daniel O'Toole
Founder | Chief Executive Officer | Chairman of the Board
Background
Arrive patent holder and a strong visionary of growth. Three previous corporate exits as a serial entrepreneur. Previous leadership roles held in startups and commercial real estate.



Todd Pepmeir
Chief Financial Officer
Background
Financial executive in automotive, aerospace, healthcare, and early-stage technology companies. Former divisional CFO for Rolls-Royce, Plc in defense business unit, leading financial and contracting teams. Co-founded technology startup specializing in RPA for Ascension Health and commercial clients. Successful exit through strategic acquisition in 2021.



Mark D. Hamm
Chief Operating Officer | Board Member
Background
Former FedEx VP of Innovation, ServiceMaster VP of Customer Experience, AutoZone VP of IT, and serial tech entrepreneur and founder. Expertise in strategy, marketing, innovation, ops, software, IoT, B2B SaaS, big data, ML, RPA, logistics, retail, and services.



Neerav Shah
Chief Strategy Officer | Board Member
Background
Techstars-backed venture participant, with successful startup project launched from its incubator program. Rich drone industry background. Prior experience leading initiatives within the autonomous delivery space.



Torrey Bievenour
Chief Technology Officer
Background
Product engineering executive with strong systems bent. Part of the technological transformation of the lighting industry.



John Ritchison
Corporate Counsel | Board Member
Background
Operating officer of a European division of General Motors and credited with the establishment of Dronedek's intellectual property portfolio.



Lora O'Toole
VP, Business Development
Background
Extensive experience working with startups. AUVSI Indiana chapter Treasurer. Awarded 30 under 30 in the logistics and advanced manufacturing industries in Indiana by Conexus.



Kevin McAdams
Board Member
Background
Former VP of Delivery, Retail and Fleet Operations for USPS, oversaw delivery operations for largest last mile network nationally. Implemented policy, programs and innovative logistic solutions for package processing and delivery. Oversaw retail network of 30K facilities which also served as first mile entry points for USPS network. Led fleet operations including fleet maintenance operations and vehicle procurement. Provided Officer-level experience and insight in operational excellence, shipping solutions, planning and strategy for USPS. Currently, Founder and CEO of Vertical Mile Consulting providing insight and solutions for Leadership, Strategy and Operational Excellence in first, middle and last mile logistics.



Bill Stafford
Board Member
Background
15-year background as a military, commercial and private aviator. Holding qualifications on multiple manned rotary and fixed-wing aircraft and unmanned platforms. Holds Masters and Undergraduate degrees from Embry Riddle Aeronautical University in Unmanned Systems and Professional Aeronautics, respectively. Currently works at Verizon supporting large organizations' implementation of robotic systems.

John Gallina
Board Member
Background
John advises on strategic plans and monitoring financial affairs of the Company and serves as Chairman of the Audit Committee.

Legal Company Name

Arrive

Location

7601 E. 88th Place, Building 3
Indianapolis, Indiana 46256

Number of Employees

30

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

April 30, 2020

Exhibit C

Subscription Agreement (See attachment to Form C)

Exhibit D

Articles of Incorporation (See attachment in Form C Filing)

Exhibit E

Bylaws (See attachment in Form C Filing)